FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

October 5, 2009

09047133

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SEC
Mail Processing
Section

OCT 1 4 2009

Washington, DC
122

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated October 5, 2009</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D. MacAulay

Barb O'Neill

10/20

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **OCTOBER 5, 2009**

News Release: **09-19** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ADDITIONAL DRILL RESULTS FROM VIKING INCLUDING 16.7 GRAMS PER TONNE GOLD OVER 5.1 METRES AND 2.7 GRAMS PER TONNE GOLD OVER 23.8 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-30 to 32 from its ongoing exploration program at the Viking gold property in Newfoundland.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the continuing results of the 2009 exploration program. Alteration and mineralization along the Thor Trend have been traced for over 1000 metres along strike and remains open to the North and the South. Drilling to date indicates the altered and mineralized zone extends to depths of at least 100 to 200 metres below surface, and trenching and drilling have confirmed mineralized widths of at least 30 to 60 metres. The Trend is showing excellent potential for a very significant resource containing several very high grade veins within a lower grade potentially bulk-minable mineralized halo. The remainder of the 2009 exploration program will focus on extending the Thor Trend and testing its bulk minable potential".

Drill Results

The location of the 2009 drill holes are shown on the accompanying map. Holes 09VK-30 and 31 tested the Thor Vein at depth, hole 09VK-32 is located north of the Thor Vein and was drilled across the Thor Trend to test the bulk minable potential.

Hole 09VK-30 intersected the Thor Vein which contained 32.7 grams per tonne (g/t) gold over 0.8 metres including a halo of 7.8 g/t gold over 6.2 metres and 2.7 g/t gold over 23.8 metres. Hole 31 intersected the Thor Vein which contained 16.7 g/t gold over 5.1 metres including 24.1 g/t gold over 1.1 metres. These two holes, along with previous drill holes 09VK-22 and 23, demonstrate the Thor Vein contains high grade mineralization over a down dip extent of at least 60 metres, and remains open at depth. Hole 09VK-32 intersected 39.7 metres grading 1.4 g/t gold including 17.5 metres grading 2.5 g/t gold and 0.5 metres grading 45.9 g/t gold.

Summary of significant drill intercepts from holes 09VK-30 to 09VK-32 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-30	15.0	38.8	23.8	2.7	0.8
including	31.5	37.9	6.4	**7.8**	2.0
including	37.1	37.9	0.8	**32.7**	**11.9**
09VK-31	43.9	49.0	5.1	**16.7**	6.5
including	45.8	46.9	1.1	**24.1**	4.2
09VK-32	12.5	52.2	39.7	1.4	0.4
including	13.5	31.1	17.6	2.5	0.5
including	28.1	28.6	0.5	**45.9**	4.0

*The true widths of the mineralized intercepts have not been determined.

Drill holes 09VK-30 to 32 have all intersected high grade gold mineralization demonstrating the widespread nature of high grade mineralization along the Thor Trend. The wide intercepts of gold mineralization encountered in holes 09VK-30 and 09VK-32 highlight the bulk minable potential of the zone.

Exploration Update
The drill is currently on hole 09VK-44, testing the southern part of the Thor Trend near the intersection of a large east-west trending magnetic low. To date over 3100 metres have been drilled during the 2009 drilling program and the drill program is expected to be complete by mid-October.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 43 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and over 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



Open
41
40
39
09-VK-24 and 25
29.4m @ 1 g/t Au
09-VK-17 and 18
09-VK-33
29
41.4m @ 2.0 g/t Au
40.5m @ 1 g/t Au
30m @ 1.7 g/t Au
09-VK-21
28
09-VK-19 and 20
39.7m @ 1.4 g/t Au
09-VK-32 and 34
27
5.75m @ 33.7 g/t Au
27m @ 7.9 g/t Au
Thor Vein
09-VK-22 and 23
22.2m @ 1.9 g/t Au
23m @ 5.1 g/t Au
09-VK-30 and 31
22m @ 1.9 g/t Au
5.1m @ 16.7 g/t Au
14m @ 1.7 g/t Au
23.8m @ 2.7 g/t Au
09-VK-35 and 36
09-VK-37
09-VK-38
09-VK-26
33
09-VK-39
09-VK-15
09-VK-27 and 28
58.9m @ 0.5 g/t Au
09-VK-14
09-VK-16
57.4m @ 2.6 g/t Au
17.5m @ 2.9 g/t Au
31
09-VK-12
30
55.4m @ 0.4 g/t Au
09-VK-29
09-VK-11
113m @ 0.2 g/t Au
09-VK-40,41
09-VK-13
09-VK-42,43
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
10m @ 1 g/t Au
37
Drill hole previously released
Drill hole new results
34
36
Drill hole results pending
35
Trench
09-VK-44
Access trail
Thor Trend
27m @ 7.9 g/t Au
Drill hole intercept
Gold in soil anomaly
0
100
200
metres
38
Open

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 5, 2009**

News Release: **09-19** Trading Symbol: TSX Venture: NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ADDITIONAL DRILL RESULTS FROM VIKING INCLUDING 16.7 GRAMS PER TONNE GOLD OVER 5.1 METRES AND 2.7 GRAMS PER TONNE GOLD OVER 23.8 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-30 to 32 from its ongoing exploration program at the Viking gold property in Newfoundland.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the continuing results of the 2009 exploration program. Alteration and mineralization along the Thor Trend have been traced for over 1000 metres along strike and remains open to the North and the South. Drilling to date indicates the altered and mineralized zone extends to depths of at least 100 to 200 metres below surface, and trenching and drilling have confirmed mineralized widths of at least 30 to 60 metres. The Trend is showing excellent potential for a very significant resource containing several very high grade veins within a lower grade potentially bulk-minable mineralized halo. The remainder of the 2009 exploration program will focus on extending the Thor Trend and testing its bulk minable potential".

Drill Results
The location of the 2009 drill holes are shown on the accompanying map. Holes 09VK-30 and 31 tested the Thor Vein at depth, hole 09VK-32 is located north of the Thor Vein and was drilled across the Thor Trend to test the bulk minable potential.

Hole 09VK-30 intersected the Thor Vein which contained 32.7 grams per tonne (g/t) gold over 0.8 metres including a halo of 7.8 g/t gold over 6.2 metres and 2.7 g/t gold over 23.8 metres. Hole 31 intersected the Thor Vein which contained 16.7 g/t gold over 5.1 metres including 24.1 g/t gold over 1.1 metres. These two holes, along with previous drill holes 09VK-22 and 23, demonstrate the Thor Vein contains high grade mineralization over a down dip extent of at least 60 metres, and remains open at depth. Hole 09VK-32 intersected 39.7 metres grading 1.4 g/t gold including 17.5 metres grading 2.5 g/t gold and 0.5 metres grading 45.9 g/t gold.

Summary of significant drill intercepts from holes 09VK-30 to 09VK-32 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-30	15.0	38.8	23.8	2.7	0.8
including	31.5	37.9	6.4	**7.8**	2.0
including	37.1	37.9	0.8	**32.7**	**11.9**
09VK-31	43.9	49.0	5.1	**16.7**	6.5
including	45.8	46.9	1.1	**24.1**	4.2
09VK-32	12.5	52.2	39.7	1.4	0.4
including	13.5	31.1	17.6	2.5	0.5
including	28.1	28.6	0.5	**45.9**	4.0

*The true widths of the mineralized intercepts have not been determined.

Drill holes 09VK-30 to 32 have all intersected high grade gold mineralization demonstrating the widespread nature of high grade mineralization along the Thor Trend. The wide intercepts of gold mineralization encountered in holes 09VK-30 and 09VK-32 highlight the bulk minable potential of the zone.

Exploration Update
The drill is currently on hole 09VK-44, testing the southern part of the Thor Trend near the intersection of a large east-west trending magnetic low. To date over 3100 metres have been drilled during the 2009 drilling program and the drill program is expected to be complete by mid-October.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 43 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and over 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



Open
41
40
39
09-VK-24 and 25
29.4m @ 1 g/t Au
09-VK-17 and 18
41.4m @ 2.0 g/t Au
30m @ 1.7 g/t Au
09-VK-19 and 20
5.75m @ 33.7 g/t Au
Thor Vein
23m @ 5.1 g/t Au
22m @ 1.9 g/t Au
14m @ 1.7 g/t Au
09-VK-33
40.5m @ 1 g/t Au
29
09-VK-21
28
39.7m @ 1.4 g/t Au
09-VK-32 and 34
27
27m @ 7.9 g/t Au
09-VK-22 and 23
22.2m @ 1.9 g/t Au
09-VK-30 and 31
5.1m @ 16.7 g/t Au
23.8m @ 2.7 g/t Au
09-VK-35 and 36
09-VK-37
09-VK-38
09-VK-26
33
09-VK-15
09-VK-39
09-VK-27 and 28
58.9m @ 0.5 g/t Au
09-VK-14
57.4m @ 2.6 g/t Au
09-VK-16
17.5m @ 2.9 g/t Au
31
09-VK-12
55.4m @ 0.4 g/t Au
30
09-VK-11
09-VK-29
113m @ 0.2 g/t Au
09-VK-13
09-VK-40,41
09-VK-42,43
10m @ 1 g/t Au
37
34
35
36
09-VK-44
Thor Trend
38
Open
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
Drill hole previously released
Drill hole new results
Drill hole results pending
Trench
Access trail
27m @ 7.9 g/t Au
Drill hole intercept
Gold in soil anomaly
0
100
200
metres

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE — OCTOBER 5, 2009

News Release: **09-19** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ADDITIONAL DRILL RESULTS FROM VIKING INCLUDING 16.7 GRAMS PER TONNE GOLD OVER 5.1 METRES AND 2.7 GRAMS PER TONNE GOLD OVER 23.8 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-30 to 32 from its ongoing exploration program at the Viking gold property in Newfoundland.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the continuing results of the 2009 exploration program. Alteration and mineralization along the Thor Trend have been traced for over 1000 metres along strike and remains open to the North and the South. Drilling to date indicates the altered and mineralized zone extends to depths of at least 100 to 200 metres below surface, and trenching and drilling have confirmed mineralized widths of at least 30 to 60 metres. The Trend is showing excellent potential for a very significant resource containing several very high grade veins within a lower grade potentially bulk-minable mineralized halo. The remainder of the 2009 exploration program will focus on extending the Thor Trend and testing its bulk minable potential".

Drill Results

The location of the 2009 drill holes are shown on the accompanying map. Holes 09VK-30 and 31 tested the Thor Vein at depth, hole 09VK-32 is located north of the Thor Vein and was drilled across the Thor Trend to test the bulk minable potential.

Hole 09VK-30 intersected the Thor Vein which contained 32.7 grams per tonne (g/t) gold over 0.8 metres including a halo of 7.8 g/t gold over 6.2 metres and 2.7 g/t gold over 23.8 metres. Hole 31 intersected the Thor Vein which contained 16.7 g/t gold over 5.1 metres including 24.1 g/t gold over 1.1 metres. These two holes, along with previous drill holes 09VK-22 and 23, demonstrate the Thor Vein contains high grade mineralization over a down dip extent of at least 60 metres, and remains open at depth. Hole 09VK-32 intersected 39.7 metres grading 1.4 g/t gold including 17.5 metres grading 2.5 g/t gold and 0.5 metres grading 45.9 g/t gold.

Summary of significant drill intercepts from holes 09VK-30 to 09VK-32 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-30	15.0	38.8	23.8	2.7	0.8
including	31.5	37.9	6.4	**7.8**	2.0
including	37.1	37.9	0.8	**32.7**	**11.9**
09VK-31	43.9	49.0	5.1	**16.7**	6.5
including	45.8	46.9	1.1	**24.1**	4.2
09VK-32	12.5	52.2	39.7	1.4	0.4
including	13.5	31.1	17.6	2.5	0.5
including	28.1	28.6	0.5	**45.9**	4.0

*The true widths of the mineralized intercepts have not been determined.

Drill holes 09VK-30 to 32 have all intersected high grade gold mineralization demonstrating the widespread nature of high grade mineralization along the Thor Trend. The wide intercepts of gold mineralization encountered in holes 09VK-30 and 09VK-32 highlight the bulk minable potential of the zone.

Exploration Update
The drill is currently on hole 09VK-44, testing the southern part of the Thor Trend near the intersection of a large east-west trending magnetic low. To date over 3100 metres have been drilled during the 2009 drilling program and the drill program is expected to be complete by mid-October.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 43 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and over 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



Open
41
40
39
09-VK-24 and 25
29.4m @ 1 g/t Au
09-VK-17 and 18
09-VK-33
29
41.4m @ 2.0 g/t Au
40.5m @ 1 g/t Au
30m @ 1.7 g/t Au
09-VK-21
28
39.7m @ 1.4 g/t Au
09-VK-19 and 20
09-VK-32 and 34
27
5.75m @ 33.7 g/t Au
27m @ 7.9 g/t Au
Thor Vein
09-VK-22 and 23
22.2m @ 1.9 g/t Au
23m @ 5.1 g/t Au
09-VK-30 and 31
22m @ 1.9 g/t Au
5.1m @ 16.7 g/t Au
14m @ 1.7 g/t Au
09-VK-35 and 36
23.8m @ 2.7 g/t Au
09-VK-37
09-VK-38
09-VK-26
33
09-VK-39
09-VK-15
09-VK-27 and 28
58.9m @ 0.5 g/t Au
09-VK-14
09-VK-16
57.4m @ 2.6 g/t Au
17.5m @ 2.9 g/t Au
09-VK-12
31
55.4m @ 0.4 g/t Au
30
09-VK-11
09-VK-29
113m @ 0.2 g/t Au
09-VK-13
09-VK-40,41
09-VK-42,43
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
Drill hole previously released
Drill hole new results
Drill hole results pending
Trench
Access trail
27m @ 7.9 g/t Au
Drill hole intercept
Gold in soil anomaly
0
100
200
metres
10m @ 1 g/t Au
37
34
35
36
09-VK-44
Thor Trend
38
Open